FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 13, 2008 regarding announcement on consolidated financial results for fiscal 2007

2.	Press release dated May 13, 2008 regarding announcement on policy on the reduction of number of shares constituting investment unit on Japanese stock exchanges

3.	Press release dated May 13, 2008 regarding corrections to supplementary information of past earnings announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 27, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for Fiscal 2007

Tokyo, May 13, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2007, ended March 31, 2008.

Notes:	1. All figures, except for the outlook for fiscal 2008, were converted at the rate of 100 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2008.

2. Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007(A)	2008(B)		2008
1. Revenues	10,247,903	11,226,735	110	112,267
2. Operating income	182,512	345,516	189	3,455
3. Income before income taxes and minority interests	202,338	324,782	161	3,248
4. Income before minority interests	39,524	52,619	133	526
5. Net income (loss)	(32,799)	(58,125)	—	(581)
6. Net income (loss) per share
Basic	(9.84)	(17.48)	—	(0.17)
Diluted	(9.87)	(17.77)	—	(0.18)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(98)	(175)	—	(1.75)
Diluted	(99)	(178)	—	(1.78)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 910 consolidated subsidiaries, including Variable Interest Entities, and 171 equity-method affiliates.

1. Business Results and Financial Position

1-1. Summary of Fiscal 2007 Consolidated Business Results

(1) Business Results

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	11,226.7	10%	112,267
Operating income	345.5	89%	3,455
Income before income taxes and minority interests	324.7	61%	3,248
Income before minority interests	52.6	33%	526
Net loss	(58.1)	—	(581)

During fiscal 2007, ended March 31, 2008, the global economy remained firm as a whole, driven by strong economies in the European Union (EU) and China. This was despite soaring crude oil and raw material prices, financial market turmoil triggered by the sub prime loan problem, a slowing U.S. economy and other contributing factors.

The Japanese economy continued to grow, albeit moderately, driven overall by capital investment and exports. On a negative note, however, consumer spending declined combined with a rapid appreciation in the yen’s value against the U.S. dollar and falling share prices beginning in January 2008 affected the economy.

Hitachi’s consolidated revenues were 11,226.7 billion yen, up 10% year over year. Revenues were higher year over year in the Information & Telecommunication Systems segment on growth in system integration, services and other areas. The Power & Industrial Systems segment also recorded higher revenues, primarily mainly due to growth in power systems, such as nuclear power plant equipment in Japan and coal-fired thermal power plant equipment with a lower environmental impact overseas, and construction machinery. Other segments with increasing revenues included High Functional Materials & Components, on the back of strong demand mainly for automotive- and electronic-related products, and Logistics, Services & Others.

Overseas revenues climbed 14%, to 4,742.2 billion yen. Revenues were higher year over year in all industry segments, centered on growth in Asia including China, and Europe, especially in the Power & Industrial Systems segment.

Consolidated operating income rose 89%, to 345.5 billion yen. Although the Digital Media & Consumer Products segment experienced an earnings decline, the Power & Industrial Systems segment posted much higher operating income, and the Information & Telecommunication Systems recorded strong performances and Electronic Devices segments also represent an increase in growth.

Other income increased 60%, to 165.1 billion yen, due mainly to net gains on sale of securities, including the sale of some shares for Hitachi-GE Nuclear Energy, Ltd. following its establishment and the sale of some shares for Hitachi Displays, Ltd. to Canon Inc. Other deductions increased 124% year over year, to 185.8 billion yen. This figure includes business structural reform-related expenses in the flat-panel TV business such as an impairment loss on plasma display panel production facilities at the second and third plants of the Miyazaki Works of Fujitsu Hitachi Plasma Display Ltd. (now Hitachi Plasma Display Ltd.). It also includes currency exchange losses resulting from the yen’s rapid appreciation.

As a result, Hitachi recorded income before income taxes and minority interests of 324.7 billion yen, up 61% year over year.

Income taxes increased 109.3 billion yen, to 272.1 billion yen. This mainly reflected a 62.0 billion yen one-off write-down of deferred tax assets related to local taxes following re-assessment of the realizability of deferred tax assets in line with lower earnings in the Digital Media & Consumer Products segment. However, income before minority interests increased 33% year over year, to 52.6 billion yen. After deducting minority interests of 110.7 billion yen, Hitachi recorded a net loss of 58.1 billion yen.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,761.1	12%	27,611
Operating income	116.1	92%	1,161

Information & Telecommunication Systems segment recorded revenues of 2,761.1 billion yen, up 12% year over year. Software and services experienced an increase in revenues, reflecting strong growth in software sales, centered on middleware, and growth also in services due to both increased sales in system integration, particularly for financial institutions, and also expansion in the outsourcing and consulting businesses. Hardware revenues also rose year over year, the result of higher sales of HDDs, disk array subsystems, telecommunications networks and ATMs.

Segment operating income climbed 92% year over year, to 116.1 billion yen. Earnings in software and services rose sharply due to solid earnings growth in software as well as higher earnings in services stemming mainly from increased sales and stronger project management initiatives. Hardware was profitable due to higher earnings in telecommunications networks and an improvement in servers and HDDs.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2008 include operating results of Hitachi GST for the period from January through December 2007.

[Electronic Devices]

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,293.5	0%	12,935
Operating income	54.0	18%	540

Electronic Devices revenues were 1,293.5 billion yen, almost the same as fiscal 2006. While Hitachi High-Technologies Corporation experienced sales growth of medical analysis equipment for Europe and the U.S. markets and lower sales of semiconductor devices, optical devices and other sales businesses simultaneously, revenues in the display business were flat in accordance with as Hitachi focused on small and medium-sized LCDs.

Segment operating income rose 18% year over year, to 54.0 billion yen, reflecting the growth in medical analysis equipment and improved earnings in semiconductor devices and other areas.

[Power & Industrial Systems]

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	3,568.1	18%	35,682
Operating income	138.4	280%	1,385

Power & Industrial Systems revenues rose 18%, to 3,568.1 billion yen in fiscal 2007. The main factor was growth in sales in the power systems business due to higher sales of nuclear power plant equipment in Japan, and of coal-fired thermal power plant equipment overseas with a lower environmental impact. The overall segment revenue growth also reflected growth in railway vehicle and systems and robust revenues for Hitachi Construction Machinery Co., Ltd. Growth in automotive systems, due in part to Clarion Co., Ltd. becoming a consolidated subsidiary in December 2006, which also lifted overall segment performance.

Segment operating income was 138.4 billion yen, a 280% increase year over year. There was a large improvement in earnings in the power systems business, mainly reflecting higher sales and the absence of lump-sum charges for dealing with unprofitable projects and others that were recorded in fiscal 2006. In addition, Hitachi Construction Machinery maintained strong earnings.

[Digital Media & Consumer Products]

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,504.6	0%	15,047
Operating loss	(109.9)	—	(1,099)

Digital Media & Consumer Product revenues were 1,504.6 billion yen, largely unchanged from the previous fiscal year. While air-conditioning equipment and home appliances reflected a sales increase and optical disk drives also maintained strong growth; the flat revenues were due to such factors as contraction and withdrawal in the projection TV and consumer PC businesses.

The segment saw its operating loss widen by 51.4 billion yen year over year, to 109.9 billion yen, mainly due to sluggish growth in flat-panel TVs, particularly large-screen models, and falling prices, as well as business structural reform-related expenses for rebuilding the sales framework and expenses for improving the product mix by reducing and withdrawing low-margin products. On a positive note, air-conditioning equipment continued to record strong earnings overseas.

Note:	Optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2008 include operating results of HLDS for the period from January through December 2007.

[High Functional Materials & Components]

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,875.0	4%	18,750
Operating income	141.0	7%	1,410

High Functional Materials & Components revenues were 1,875.0 billion yen, up 4% year over year. One factor was steady sales at Hitachi Metals, Ltd., principally in automotive- and IT-related products. Another factor was steady sales growth for Hitachi Chemical Co., Ltd, mainly in the semiconductor-related field. Furthermore, Hitachi Cable, Ltd. posted increased sales, mainly due to higher sales of wires and cables as well as submarine optical fiber cables.

Segment operating income rose 7%, to 141.0 billion yen, due to healthy earnings growth for Hitachi Metals, Hitachi Chemical and Hitachi Cable.

[Logistics, Services & Others]

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,271.4	5%	12,715
Operating income	27.8	38%	279

Logistics, Services & Others revenues were 1,271.4 billion yen, 5% higher year over year. This was the result mainly of higher sales for Hitachi Transport System, Ltd. due to expansion in the third-party logistics solutions business and other factors.

Segment operating income posted a 38% year over year increase, to 27.8 billion yen, the result of higher earnings for a Hitachi Transport System on increased sales in the third-party logistics solutions business and improved transportation efficiency.

[Financial Services]

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	445.4	(11)%	4,454
Operating income	25.4	8%	255

Financial Services revenues were 445.4 billion yen, 11% lower year over year, the result mainly of selective order-winning activities for Hitachi Capital Corporation.

Segment operating income rose 8% year over year, to 25.4 billion yen, mainly due to the sale of investments in leases for Hitachi Capital.

(3) Revenues by Market

	Year ended March 31, 2008
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	6,484.4	6%	64,845
Outside Japan	4,742.2	14%	47,422
Asia	2,167.1	17%	21,672
North America	1,023.7	(3)%	10,237
Europe	1,073.8	24%	10,739
Other Areas	477.4	30%	4,775

Revenues in Japan rose 6% year over year, to 6,484.4 billion yen.

Overseas revenues overall rose 14%, to 4,742.2 billion yen due to growth in Europe and Asia, primarily in China. As a result, the ratio of overseas revenues to consolidated revenues rose 1 percentage point to 42%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, declined 2%, to 512.4 billion yen, mainly due to the end of a round of investment in the HDD business. The primary investments during fiscal 2007 were in manufacturing equipment for power systems for power plants, railcars, construction machinery, plasma display panels and other items.

Depreciation, excluding leasing assets, increased 20% year over year, to 417.2 billion yen. This reflected an increase in capital investments in fiscal 2006 and a change in accounting estimates of depreciation for some assets.

R&D expenditures, which were used to advance development primarily in power systems for power plants and automotive systems-related areas, rose 4% year over year, to 428.1 billion yen, and corresponded to 3.8% of consolidated revenues.

(5) Outlook for Fiscal 2008

	Year ending March 31, 2009
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	11,100.0	(1)%	111,000
Operating income	380.0	10%	3,800
Income before income taxes and minority interests	330.0	2%	3,300
Income before minority interests	150.0	185%	1,500
Net income	40.0	—	400

In terms of the overall business environment, the outlook for the global economy is clouded with uncertainty due to turmoil in financial markets sparked by the subprime loan problem, a slowing U.S. economy and other contributing factors. Adding to continued uncertainty are surging crude oil and raw material prices and the yen’s appreciation.

Due to these economic conditions, Hitachi is forecasting the results shown above for fiscal 2008, the year ending March 31, 2009.

Hitachi will continue efforts to promote collaborative creation with customers, create new businesses, strengthen targeted businesses and expand overseas operations by maximizing the use of Group business resources, such as R&D and marketing capabilities, personnel and its funding system. Also, Hitachi will strengthen purchasing power, standardize and integrate business operations and take other steps leveraging Group synergies, to reduce procurement costs, business expenses, IT operational costs and other costs. Hitachi is implementing business restructuring measures aimed at building a high-earnings framework, and strengthening its financial position. Furthermore, in the flat-panel TV business, where there are still issues regarding profitability, the Hitachi Group is garnering its collective strengths to launch high-value-added products that are distinct from competitors’ and also strengthening cost competitiveness. These actions are aimed at quickly improving the earnings structure in this business.

Through steady implementation of these initiatives, Hitachi will work to become more competitive on a consolidated basis and to establish a more powerful earnings base by establishing a structure that consistently generates higher profits.

Projections for fiscal 2008 assume an exchange rate of 100 yen to the U.S. dollar and 155 yen to the euro.

1-2. Financial Position

(1) Financial Position

	Year ended March 31, 2008
	Billions of yen	Change from March 31, 2007	Millions of U.S. dollars
Total assets	10,530.8	(113.4)	105,308
Total liabilities	7,217.7	90.0	72,177
Interest-bearing debt	2,531.5	(155.9)	25,315
Minority interests	1,142.5	68.7	11,425
Stockholders’ equity	2,170.6	(272.1)	21,706
Stockholders’ equity ratio	20.6%	2.3 point decrease	—
D/E ratio (including minority interests)	0.76 times	—	—

Total assets as of March 31, 2008 were 10,530.8 billion yen, a decrease of 113.4 billion yen from March 31, 2007, the result of efforts to reduce operating assets to improve cash flows. Interest-bearing debt decreased 155.9 billion yen, to 2,531.5 billion yen. Stockholders’ equity decreased 272.1 billion yen, to 2,170.6 billion yen; due mainly to an increase in accumulated other comprehensive loss from the application of fair-value accounting and the net loss for fiscal 2007. As a result, the stockholders’ equity ratio declined 2.3 points to 20.6%. The debt-to-equity ratio (including minority interests) was almost unchanged at 0.76.

(2) Cash Flows

	Year ended March 31, 2008
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	791.8	176.7	7,918
Cash flows from investing activities	(637.6)	148.5	(6,376)

Free cash flows	154.2	325.3	1,542

Cash flows from financing activities	(185.5)	(306.8)	(1,856)

Operating activities provided net cash of 791.8 billion yen, an improvement of 176.7 billion yen year over year, reflecting progress in quickly collecting accounts receivable and reducing inventories, among other factors.

Investing activities used net cash of 637.6 billion yen, 148.5 billion yen less than in fiscal 2006. This resulted mainly from selective order-winning activities in leasing business and strict selection of investments.

Free cash flows, the sum of cash flows from operating and investing activities, were 154.2 billion yen.

Financing activities used net cash of 185.5 billion yen, mainly for the repayment of debt and payment of dividends.

The net result of the above items was a decrease of 56.9 billion yen in cash and cash equivalents, to 560.9 billion yen.

(3) Trend of Cash Flow Index

	Half year ended September 30, 2006	Year ended March 31, 2007	Half year ended September 30, 2007	Year ended March 31, 2008
Shareholders’ equity ratio (%)	23.4	22.9	22.6	20.6
Equity ratio based on market value (%)	22.3	28.6	23.7	18.7
Cash flow to interest-bearing debt ratio	14.7	4.4	7.0	3.2
Interest coverage ratio (times)	10.3	16.3	18.0	18.7

(a)	Shareholders’ equity ratio: Shareholders’ equity / Total assets
(b)	Equity ratio based on market value: Market capitalizations / Total assets
(c)	Cash flow to interest-bearing debt ratio: Interest-bearing debt / Cash flows from operating activities
(d)	Interest coverage ratio: Cash flows from operating activities / Interest charges

Note:	Market capitalization is computed based on the number of issued shares, excluding treasury stock.

1-3. Basic Policy on the Distribution of Earnings and Fiscal 2007 and 2008 Dividends

Hitachi views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of Hitachi is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye on ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including Hitachi’s financial condition, results of operations and dividend payout ratio.

Hitachi believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by Hitachi after considering its future capital requirement under its business plans, market conditions and other relevant factors.

Based on the above policies, Hitachi declared a dividend of 6 yen per share for fiscal 2007. The dividend for fiscal 2008 is still undecided.

1-4. Business Risk and Other Risks

The Hitachi Group is engaged in a broad range of business activities on a global scale. Furthermore, the group utilizes highly sophisticated and specialized technologies and information to conduct these businesses. As a result, business activities are vulnerable to a diverse array of risk factors.

Major risk factors include, but are not limited to, economic trends in major markets; changes in foreign exchange rates; rapid technological innovations; intensifying competition; supply and demand balance; the procurement of raw materials and components; the ability to implement mergers and acquisitions and to form strategic alliances; progress in business restructuring; overseas business activities; recruiting activities; protection, maintenance and acquisition of intellectual property; litigation and other legal proceedings; product and service quality and liability; natural disasters and similar events; information security; governmental regulations; trends in capital markets; and retirement benefit liabilities.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

2. Corporate Strategy

(1) Corporate Strategy

This section has been omitted because there have been no major changes to the information disclosed by the Company on May 16, 2007 in a release titled “Hitachi Announces Consolidated Financial Results for Fiscal 2006.” This earnings release can be viewed at the following URL http://www.hitachi.com/New/cnews/070516.html

(2) Problems Facing Hitachi Group

In the light of the current business circumstances and its business results, Hitachi will vigorously promote the following measures to increase the corporate value of the Hitachi Group.

•

In the flat-panel TV business where profitability issues remain, all available resources of the Hitachi Group will be mobilized to market high value-added products for differentiation from other companies. In addition, cost competitiveness will be thoroughly reinforced in order to improve the profit structure at an early date.

•	Market trends will be assessed accurately for aggressive investment in business areas and geographical regions where growth can be expected, and efforts will be made to create Group synergy.

•

A strong commitment will be made to strengthen MONOZUKURI (designing, manufacturing and repairing products) capabilities, and efforts will be made to improve quality in order to provide customers with safe products that can be used with ease of mind.

•

Efforts will be made to develop and promote the sales of products that satisfy the Company’s environmental standards, embracing the conservation of global environment as a mission of the Hitachi Group as well as a significant business opportunity.

•

Collaboration between designing and materials procurement will be reinforced, and competitiveness will be enhanced through cost reduction starting from the product development stage, as well as through thorough delivery date management.

•	Risks related to large-scale overseas projects will be managed thoroughly, thereby improving profitability in the expanding overseas markets.

•	An efficient operating infrastructure employing information technology will be promoted, and efforts will be made to ensure information security.

•	Sustained growth will be realized by making efforts to foster human resources to lead our global business deployment, along with efforts to energize the workplace.

•

Efforts will be made to establish business ethics, commit to “business basics and ethics,” and thoroughly eliminate violations of laws and regulations in order to solidify the credibility from the customers and the society.

Consolidated Statements of Operations

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007 (A)	2008 (B)		2008
Revenues	10,247,903	11,226,735	110	112,267
Cost of sales	8,088,371	8,777,657	109	87,777
Selling, general and administrative expenses	1,977,020	2,103,562	106	21,036
Operating income	182,512	345,516	189	3,455
Other income	102,987	165,133	160	1,651
(Interest and dividends)	31,977	37,532	117	375
(Other)	71,010	127,601	180	1,276
Other deductions	83,161	185,867	224	1,859
(Interest charges)	37,794	42,448	112	424
(Other)	45,367	143,419	316	1,434
Income before income taxes and minority interests	202,338	324,782	161	3,248
Income taxes	162,814	272,163	167	2,722
Income before minority interests	39,524	52,619	133	526
Minority interests	72,323	110,744	153	1,107
Net income (loss)	(32,799)	(58,125)	—	(581)

Consolidated Balance Sheets

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2007 (A)	As of March 31, 2008 (B)		As of March 31, 2008
Assets	10,644,259	10,530,847	(113,412)	105,308

Current assets	5,434,135	5,401,755	(32,380)	54,018
Cash and cash equivalents	617,866	560,960	(56,906)	5,610
Short-term investments	33,986	61,289	27,303	613
Trade receivables
Notes	154,406	163,962	9,556	1,640
Accounts	2,341,609	2,365,823	24,214	23,658
Investments in leases	148,456	136,119	(12,337)	1,361
Inventories	1,450,258	1,441,024	(9,234)	14,410
Other current assets	687,554	672,578	(14,976)	6,726

Investments and advances	1,049,724	1,042,657	(7,067)	10,427

Property, plant and equipment	2,688,977	2,653,918	(35,059)	26,539

Other assets	1,471,423	1,432,517	(38,906)	14,325

Liabilities, Minority interests and Stockholders’ equity	10,644,259	10,530,847	(113,412)	105,308

Current liabilities	4,667,544	4,752,899	85,355	47,529
Short-term debt and current portion of long-term debt	1,197,607	1,109,899	(87,708)	11,099
Trade payables
Notes	85,282	66,265	(19,017)	663
Accounts	1,584,959	1,601,413	16,454	16,014
Advances received	284,704	412,642	127,938	4,126
Other current liabilities	1,514,992	1,562,680	47,688	15,627

Noncurrent liabilities	2,460,169	2,464,828	4,659	24,648
Long-term debt	1,489,843	1,421,607	(68,236)	14,216
Retirement and severance benefits	818,457	822,440	3,983	8,224
Other liabilities	151,869	220,781	68,912	2,208

Minority interests	1,073,749	1,142,508	68,759	11,425

Stockholders’ equity	2,442,797	2,170,612	(272,185)	21,706
Common stock	282,033	282,033	0	2,820
Capital surplus	560,796	555,410	(5,386)	5,554
Legal reserve and retained earnings	1,713,757	1,626,497	(87,260)	16,265
Accumulated other comprehensive loss	(88,450)	(267,198)	(178,748)	(2,672)
(Foreign currency translation adjustments)	(20,906)	(69,222)	(48,316)	(692)
(Pension liability adjustments)	(146,329)	(221,007)	(74,678)	(2,210)
(Net unrealized holding gain on available-for-sale securities)	77,883	22,581	(55,302)	226
(Cash flow hedges)	902	450	(452)	5
Treasury stock	(25,339)	(26,130)	(791)	(261)

Consolidated Statements of Stockholders’ Equity

	Yen (millions)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
The year ended March 31, 2007
As of March 31, 2006	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773

Decrease arising from equity transaction, net transfer of minority interest, and other		(3,293)	(3,329)			(6,622)
Net income (loss)			(32,799)			(32,799)
Current-period change of accumulated other comprehensive loss				7,547		7,547
Cash dividends			(28,318)			(28,318)
Current-period change arising from treasury stock		2,605			(7,389)	(4,784)

As of March 31, 2007	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

The year ended March 31, 2008
As of March 31, 2007	282,033	560,796	1,713,757	(88,450)	(25,339)	2,442,797

Decrease arising from equity transaction, net transfer of minority interest, and other		(5,457)	(9,186)			(14,643)
Net income (loss)			(58,125)			(58,125)
Current-period change of accumulated other comprehensive loss				(178,748)		(178,748)
Cash dividends			(19,949)			(19,949)
Current-period change arising from treasury stock		71			(791)	(720)

As of March 31, 2008	282,033	555,410	1,626,497	(267,198)	(26,130)	2,170,612

	U.S. Dollars (millions)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
The year ended March 31, 2008
As of March 31, 2007	2,820	5,608	17,138	(885)	(253)	24,428

Decrease arising from equity transaction, net transfer of minority interest, and other		(55)	(92)			(146)
Net income (loss)			(581)			(581)
Current-period change of accumulated other comprehensive loss				(1,787)		(1,787)
Cash dividends			(199)			(199)
Current-period change arising from treasury stock		1			(8)	(7)

As of March 31, 2008	2,820	5,554	16,265	(2,672)	(261)	21,706

Consolidated Statements of Cash Flows

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2007	2008	2008
Cash flows from operating activities
Net income (loss)	(32,799)	(58,125)	(581)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	472,175	541,470	5,415
Deferred income taxes	20,514	84,587	846
Loss on disposal of rental assets and other property	31,590	13,424	134
Decrease in receivables	52,599	47,843	478
Increase in inventories	(212,028)	(107,546)	(1,075)
Increase in payables	104,987	42,453	425
Other	178,004	227,731	2,277

Net cash provided by operating activities	615,042	791,837	7,918

Cash flows from investing activities
(Increase) decrease in short-term investments	25,054	(25,437)	(254)
Capital expenditures	(497,771)	(474,344)	(4,743)
Purchase of rental assets, net	(420,156)	(339,756)	(3,398)
Purchase of investments and subsidiaries’ common stock, net	(99,688)	(93,127)	(931)
Collection of investments in leases	318,063	311,321	3,113
Other	(111,672)	(16,275)	(163)

Net cash used in investing activities	(786,170)	(637,618)	(6,376)

Cash flows from financing activities
Increase (decrease) in interest-bearing debt	165,359	(176,897)	(1,769)
Dividends paid to stockholders	(28,243)	(19,889)	(199)
Dividends paid to minority stockholders of subsidiaries	(20,761)	(25,787)	(258)
Other	4,904	37,017	370

Net cash provided by (used in) financing activities	121,259	(185,556)	(1,856)

Effect of exchange rate changes on cash and cash equivalents	9,480	(25,569)	(256)

Net decrease in cash and cash equivalents	(40,389)	(56,906)	(569)

Cash and cash equivalents at beginning of year	658,255	617,866	6,179

Cash and cash equivalents at end of year	617,866	560,960	5,610

Segment Information

(1) Industry Segments

	The years ended March 31
	Yen (millions)				(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007 (A)		2008 (B)			2008
Revenues

Information & Telecommunication Systems	2,472,227 21%		2,761,137 22%		112	27,611
Electronic Devices	1,287,492 11%		1,293,517 10%		100	12,935
Power & Industrial Systems	3,022,299 26%		3,568,151 28%		118	35,682
Digital Media & Consumer Products	1,506,073 13%		1,504,692 12%		100	15,047
High Functional Materials & Components	1,794,506 15%		1,875,018 15%		104	18,750
Logistics, Services & Others	1,213,529 10%		1,271,465 10%		105	12,715
Financial Services	500,065 4%		445,400 3%		89	4,454
Subtotal	11,796,191 100%		12,719,380 100%		108	127,194
Eliminations & Corporate items	(1,548,288)		(1,492,645)		—	(14,926)

Total	10,247,903		11,226,735		110	112,267

Operating income (loss)

Information & Telecommunication Systems	60,343 23%		116,105 30%		192	1,161
Electronic Devices	45,755 18%		54,046 14%		118	540
Power & Industrial Systems	36,391 14%		138,455 35%		380	1,385
Digital Media & Consumer Products	(58,435 (23	) )%	(109,914 (28	) )%	—	(1,099)
High Functional Materials & Components	132,399 51%		141,007 36%		107	1,410
Logistics, Services & Others	20,233 8%		27,870 7%		138	279
Financial Services	23,534 9%		25,481 6%		108	255
Subtotal	260,220 100%		393,050 100%		151	3,931
Eliminations & Corporate items	(77,708)		(47,534)		—	(475)

Total	182,512		345,516		189	3,455

Note: Revenues by industry segment include intersegment transactions.

(2) Geographic Segments

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2007 (A)	2008 (B)		2008
Revenues

Japan

Outside customer sales	7,010,181 57%	7,436,999 55%	106	74,370
Intersegment transactions	1,274,048 11%	1,459,260 11%	115	14,593

Total	8,284,229	8,896,259	107	88,963

	68%	66%
Asia

Outside customer sales	1,459,549 12%	1,771,600 13%	121	17,716
Intersegment transactions	561,208 4%	637,719 5%	114	6,377

Total	2,020,757	2,409,319	119	24,093

	16%	18%
North America

Outside customer sales	981,098 8%	962,267 7%	98	9,623
Intersegment transactions	89,912 1%	123,841 1%	138	1,238

Total	1,071,010	1,086,108	101	10,861

	9%	8%
Europe

Outside customer sales	645,354 5%	826,188 6%	128	8,262
Intersegment transactions	37,454 1%	60,650 0%	162	607

Total	682,808	886,838	130	8,868

	6%	6%
Other Areas

Outside customer sales	151,721 1%	229,681 2%	151	2,297
Intersegment transactions	21,574 0%	39,841 0%	185	398

Total	173,295	269,522	156	2,695

	1%	2%

Subtotal	12,232,099 100%	13,548,046 100%	111	135,480

Eliminations & Corporate items	(1,984,196)	(2,321,311)	—	(23,213)

Total	10,247,903	11,226,735	110	112,267

	The years ended March 31
	Yen (millions)			(B)/(A) X100 (%)	U.S. Dollars (millions) 2008
	2007(A)		2008(B)
Operating income (loss)

Japan	212,316 80%		299,632 77%	141	2,996
Asia	(3,664 (1	) )%	33,020 8%	—	330
North America	25,310 9%		23,087 6%	91	231
Europe	23,312 9%		21,575 6%	93	216
Other Areas	8,647 3%		13,394 3%	155	134
Subtotal	265,921 100%		390,708 100%	147	3,907
Eliminations & Corporate items	(83,409)		(45,192)	—	(452)

Total	182,512		345,516	189	3,455

(3) Revenues by Market

	The years ended March 31
	Yen (millions)			(B)/(A) X100 (%)	U.S. Dollars (millions) 2008
	2007(A)		2008(B)
Japan	6,093,627 59%		6,484,496 58%	106	64,845
Asia	1,859,664 18%		2,167,171 19%	117	21,672
North America	1,057,389 10%		1,023,713 9%	97	10,237
Europe	869,022 9%		1,073,877 10%	124	10,739
Other Areas	368,201 4%		477,478 4%	130	4,775
Outside Japan	4,154,276 41%		4,742,239 42%	114	47,422

Total	10,247,903		11,226,735	110	112,267

	100%		100%

Per Share Information

	The years ended March 31
	2007	2008	2008
	(Yen)	(Yen)	(U.S.Dollars)
Stockholders’ equity per share	734.66	652.95	6.53
Net income (loss) per share
Basic	(9.84)	(17.48)	(0.17)
Diluted	(9.87)	(17.77)	(0.18)

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	The years ended March 31
	2007	2008	2008
	(Number of shares)	(Number of shares)
Weighted average number of shares on which basic net income (loss) per share is calculated	3,331,918,803	3,324,562,767
Effect of dilutive securities:
Stock options	158,778	122,257

Number of shares on which diluted net income (loss) per share is calculated	3,332,077,581	3,324,685,024

	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars)
Net income (loss) applicable to common stockholders	(32,799)	(58,125)	(581)
Effect of dilutive securities:
Other	(92)	(948)	(9)

Net income (loss) on which diluted net income (loss) per share is calculated	(32,891)	(59,073)	(591)

Unconsolidated Financial Statements Summary

	The year ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
Income Statements	2007(A)	2008(B)		2008
Revenues	2,785,115	2,807,269	101	28,073
Cost of sales	2,277,213	2,337,897	103	23,379
Gross Profit	507,901	469,371	92	4,694
Selling, general and administrative expenses	574,187	543,488	95	5,435
Operating income (loss)	(66,285)	(74,116)	—	(741)
Other income	99,546	87,501	88	875
Other deductions	70,478	59,372	84	594
Ordinary income (loss)	(37,217)	(45,987)	—	(460)
Extraordinary gain	56,803	84,154	148	842
Extraordinary loss	176,579	118,573	67	1,186
Income (loss) before income taxes	(156,992)	(80,406)	—	(804)
Current income taxes	(14,375)	(21,642)	151	(216)
Deferred income taxes	35,432	69,099	195	691
Net income (loss)	(178,049)	(127,863)	—	(1,279)
Basic EPS (yen and dollars)	(53.44)	(38.46)	—	(0.38)

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
Balance Sheets	As of March 31, 2007(A)	As of March 31, 2008(B)		As of March 31, 2008
Current assets	1,927,116	1,655,690	(271,426)	16,557
(Quick assets)	1,525,965	1,357,921	(168,044)	13,579
(Inventories)	277,449	230,727	(46,722)	2,307
(Deferred tax assets)	123,700	67,041	(56,658)	670
Fixed assets	1,946,785	2,004,278	57,493	20,043
(Investments)	1,395,682	1,482,055	86,373	14,821
(Deferred tax assets)	23,127	38,716	15,589	387
(Others)	527,976	483,506	(44,469)	4,835
Total assets	3,873,901	3,659,968	(213,933)	36,600

Current liabilities	1,931,985	1,910,360	(21,624)	19,104
Fixed liabilities	755,220	752,540	(2,679)	7,525
(Debentures)	290,000	285,000	(5,000)	2,850
(Long-term loans)	291,088	275,533	(15,555)	2,755
(Others)	174,132	192,007	17,875	1,920
Total liabilities	2,687,206	2,662,901	(24,304)	26,629
Net assets	1,186,695	997,066	(189,628)	9,971
Liabilities and net assets	3,873,901	3,659,968	(213,933)	36,600

#  #  #

May 13, 2008

Hitachi, Ltd.

Supplementary Information for the Year ended March 31, 2008

1. Summary

(1) Consolidated Basis

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008 (Forecast)
	(A)	(A)/ FY2005	(B)	(B)/(A)	1st half of FY2008	Note 2	(C)	(C)/(B)
Revenues	10,247.9	108%	11,226.7	110%	5,330.0	101%	11,100.0	99%
C/U(Note 1)(%)	368	—	400	—	—	—	—	—
Operating income	182.5	71%	345.5	189%	125.0	103%	380.0	110%
Income before income taxes and minority interests	202.3	74%	324.7	161%	103.0	76%	330.0	102%
Income before minority interests	39.5	33%	52.6	133%	60.0	167%	150.0	285%
Income before minority interests/(Stockholders’ equity + Minority interests)(%)	1.1	—	1.6	—	—	—	—	—
Net income (loss)	(32.7)	—	(58.1)	—	14.0	—	40.0	—
C/U (Note 1)(%)	—	—	—	—	—	—	—	—
ROE(%)	(1.3)	—	(2.5)	—	—	—	—	—
Dividend payout ratio (%)	—	—	—	—	—	—	—	—
Average exchange rate (yen / U.S.$)	117	—	114	—	100	—	100	—
Net interest and dividends	(5.8)	—	(4.9)	—	—	—	—	—

Notes:	1.	C/U:Consolidated basis / Unconsolidated basis
	2.	1st half of FY 2008 / 1st half of FY 2007

	As of March 31, 2007	As of March 31, 2008
Cash & cash equivalents, Short-term investments (Billions of yen)	651.8	622.2
Interest-bearing debt (Billions of yen)	2,687.4	2,531.5
Number of employees	384,444	389,752
Japan	250,767	251,702
Overseas	133,677	138,050
Number of consolidated subsidiaries (Including Variable Interest Entities)	934	910
Japan	450	418
Overseas	484	492

(2) Unconsolidated Basis

	(Billions of yen)
	Fiscal 2006		Fiscal 2007
	(A)	(A)/ FY 2005	(B)	(B)/(A)
Revenues	2,785.1	103%	2,807.2	101%
Operating income (loss)	(66.2)	—	(74.1)	—
Ordinary income (loss)	(37.2)	—	(45.9)	—
Net income (loss)	(178.0)	—	(127.8)	—
Average exchange rate (yen / U.S.$)	117	—	114	—

	As of March 31, 2007	As of March 31, 2008
Cash & cash equivalents, Short-term investments (Billions of yen)	177.8	122.2
Interest-bearing debt (Billions of yen)	797.6	700.8
Number of employees	41,016	40,223

2. Consolidated Revenues by Industry Segment

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008 (Forecast)
	(A)	(A)/ FY 2005	(B)	(B)/(A)	1st half of FY2008	Note 1	(C)	(C)/(B)
Information & Telecommunication Systems	2,472.2	105%	2,761.1	112%	1,260.0	100%	2,620.0	95%
Electronic Devices	1,287.4	107%	1,293.5	100%	615.0	96%	1,260.0	97%
Power & Industrial Systems	3,022.2	108%	3,568.1	118%	1,750.0	109%	3,700.0	104%
Digital Media & Consumer Products	1,506.0	115%	1,504.6	100%	725.0	100%	1,520.0	101%
High Functional Materials & Components	1,794.5	112%	1,875.0	104%	918.0	98%	1,870.0	100%
Logistics, Services & Others	1,213.5	100%	1,271.4	105%	545.0	88%	1,130.0	89%
Financial Services	500.0	97%	445.4	89%	200.0	90%	410.0	92%
Eliminations & Corporate items	(1,548.2)	—	(1,492.6)	—	(683.0)	—	(1,410.0)	—

Total	10,247.9	108%	11,226.7	110%	5,330.0	101%	11,100.0	99%

Note:	1.	1st half of FY 2008 / 1st half of FY 2007

3. Consolidated Operating Income (Loss) by Industry Segment

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008 (Forecast)
	(A)	(A)/ FY 2005	(B)	(B)/(A)	1st half of FY 2008	Note 1	(C)	(C)/(B)
Information & Telecommunication Systems	60.3	71%	116.1	192%	51.0	409%	150.0	129%
Electronic Devices	45.7	224%	54.0	118%	21.0	81%	43.0	80%
Power & Industrial Systems	36.3	39%	138.4	380%	48.0	75%	140.0	101%
Digital Media & Consumer Products	(58.4)	—	(109.9)	—	(30.0)	—	(35.0)	—
High Functional Materials & Components	132.3	120%	141.0	107%	64.0	99%	141.0	100%
Logistics, Services & Others	20.2	104%	27.8	138%	10.0	93%	22.0	79%
Financial Services	23.5	67%	25.4	108%	9.0	69%	22.0	86%
Eliminations & Corporate items	(77.7)	—	(47.5)	—	(48.0)	—	(103.0)	—

Total	182.5	71%	345.5	189%	125.0	103%	380.0	110%

Note:	1.	1st half of FY 2008 / 1st half of FY 2007

4. Consolidated Overseas Revenues by Industry Segment

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008 (Forecast)
	(A)	(A)/ FY 2005	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	913.8	117%	980.6	107%
Electronic Devices	457.0	102%	498.8	109%
Power & Industrial Systems	1,114.0	120%	1,455.4	131%
Digital Media & Consumer Products	575.3	106%	626.1	109%
High Functional Materials & Components	599.6	117%	657.6	110%
Logistics, Services & Others	436.7	116%	460.6	105%
Financial Services	57.5	121%	62.7	109%

Total	4,154.2	114%	4,742.2	114%	4,800.0	101%

5. Overseas Production (Total Revenues of Overseas Manufacturing Subsidiaries)

	(Billions of yen)
	Fiscal 2006		Fiscal 2007
	(A)	(A)/ FY 2005	(B)	(B)/(A)
Overseas production	2,295.1	123%	2,659.1	116%
Percentage of revenues	22%	—	24%	—
Percentage of overseas revenues	55%	—	54%	—

6. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008 (Forecast)
	(A)	(A)/ FY 2005	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	155.6	126%	103.5	67%
Electronic Devices	34.6	97%	26.4	76%
Power & Industrial Systems	151.9	142%	163.0	107%
Digital Media & Consumer Products	83.1	216%	91.6	110%
High Functional Materials & Components	91.8	109%	106.6	116%
Logistics, Services & Others	28.2	117%	38.5	136%
Financial Services	554.8	97%	495.3	89%
Eliminations & Corporate items	(51.8)	—	(56.2)	—

Total	1,048.5	110%	969.0	92%	950.0	98%

Internal use Assets	522.9	132%	512.4	98%	500.0	98%
Leasing Assets	525.5	94%	456.6	87%	450.0	99%

7. Consolidated Depreciation by Industry Segment

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008 (Forecast)
	(A)	(A)/ FY 2005	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	93.2	113%	111.8	120%
Electronic Devices	37.8	83%	36.0	95%
Power & Industrial Systems	91.7	115%	117.4	128%
Digital Media & Consumer Products	43.5	107%	59.1	136%
High Functional Materials & Components	65.9	102%	81.0	123%
Logistics, Services & Others	23.3	99%	25.0	107%
Financial Services	113.8	102%	108.4	95%
Eliminations & Corporate items	2.6	100%	2.5	95%

Total	472.1	105%	541.4	115%	560.0	103%

Internal use Assets	346.4	105%	417.2	120%	440.0	105%
Leasing Assets	125.7	104%	124.2	99%	120.0	97%

8. Consolidated R&D Expenditure by Industry Segment

	(Billions of yen)
	Fiscal 2006		Fiscal 2007		Fiscal 2008 (Forecast)
	(A)	(A)/ FY 2005	(B)	(B)/(A)	(C)	(C)/(B)
Information & Telecommunication Systems	157.8	98%	155.2	98%
Electronic Devices	46.0	98%	46.7	102%
Power & Industrial Systems	95.0	111%	110.4	116%
Digital Media & Consumer Products	35.8	107%	37.0	103%
High Functional Materials & Components	50.1	103%	50.7	101%
Logistics, Services & Others	2.5	53%	4.6	182%
Financial Services	1.5	90%	1.2	85%
Corporate items	23.4	107%	22.0	94%

Total	412.5	102%	428.1	104%	435.0	102%

Percentage of revenues	4.0%	—	3.8%	—	3.9%	—

9. Consolidated Balance Sheets by Financial and Non-Financial Services

	(Billions of yen)
	As of March 31, 2007	As of March 31, 2008
Assets
Manufacturing, Services and Others
Cash and cash equivalents	575.2	504.1
Short-term investments	32.0	60.2
Trade receivables	2,095.2	2,126.4
Inventories	1,450.7	1,441.5
Investments and advances	906.5	929.5
Property, plant and equipment	2,323.3	2,284.3
Other assets	2,023.5	1,995.2

Total	9,406.7	9,341.5

Financial Services
Cash and cash equivalents	42.5	56.6
Trade receivables	721.5	709.4
Investments in leases	664.5	621.4
Property, plant and equipment	373.7	377.1
Other assets	639.6	529.3

Total	2,442.0	2,294.0

Eliminations	(1,204.5)	(1,104.7)
Assets	10,644.2	10,530.8

Liabilities and Stockholders’ equity
Manufacturing, Services and Others
Short-term debt	1,088.2	958.8
Trade payables	1,612.5	1,634.4
Long-term debt	934.7	950.6
Other liabilities	2,520.4	2,742.2

Total	6,155.9	6,286.2

Financial Services
Short-term debt	811.7	762.6
Trade payables	335.7	299.2
Long-term debt	709.9	618.4
Other liabilities	292.2	327.7

Total	2,149.7	2,008.1

Eliminations	(1,178.0)	(1,076.6)
Liabilities	7,127.7	7,217.7
Minority interests	1,073.7	1,142.5
Stockholders’ equity	2,442.7	2,170.6
Liabilities, Minority interests and Stockholders’ equity	10,644.2	10,530.8

10. Consolidated Statements of Operations by Financial and Non-Financial Services

	(Billions of yen)
	Fiscal 2006	Fiscal 2007
Manufacturing, Services and Others
Revenues	9,954.6	10,973.4
Cost of sales and selling, general and administrative expenses	9,793.0	10,649.3
Operating income	161.6	324.0
Financial Services
Revenues	500.0	445.4
Cost of sales and selling, general and administrative expenses	476.5	419.9
Operating income	23.5	25.4
Eliminations
Revenues	(206.8)	(192.1)
Cost of sales and selling, general and administrative expenses	(204.2)	(188.0)
Operating income	(2.6)	(4.0)
Total
Revenues	10,247.9	11,226.7
Cost of sales and selling, general and administrative expenses	10,065.3	10,881.2
Operating income	182.5	345.5

Note:	Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

###

May 13, 2008

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note:	*1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income (Loss) *3

	(The upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2007			Fiscal 2008 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	109%	114%	112%	100%	90%	95%
	1,254.5	1,506.5	2,761.1	1,260.0	1,360.0	2,620.0
Software & Services	111%	117%	114%	101%	89%	94%
	594.8	713.8	1,308.6	598.0	632.0	1,230.0
Software	103%	123%	113%
	80.7	92.7	173.4
Services	112%	117%	115%
	514.1	621.1	1,135.2
Hardware	108%	111%	109%	100%	92%	96%
	659.7	792.7	1,452.4	662.0	728.0	1,390.0
Storage *4	115%	111%	113%
	402.4	466.3	868.7
Servers *5	93%	96%	95%
	44.2	44.2	88.4
PCs *6	68%	71%	69%
	25.0	23.2	48.2
Telecommunication	95%	131%	112%
	58.3	75.0	133.3
Others	114%	115%	115%
	129.8	184.0	313.8
Operating income (loss)	90%	223%	192%	409%	96%	129%
	12.4	103.6	116.1	51.0	99.0	150.0
Software & Services	136%	124%	128%			93%
	37.7	69.9	107.6			100.0
Hardware	—	—	—			595%
	(25.3)	33.7	8.4			50.0

Notes:	*2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi's March 31 year-end. Hitachi's results for the twelve months ended March 31, 2008 include the operating results of Hitachi GST for the twelve months ended December 31, 2007.
	*3.	Figures for each product exclude intra-segment transactions.
	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
	*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
	*6.	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions (except Hard Disk Drives)

	(The upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2007			Fiscal 2008 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Revenues	107%	101%	104%	95%	104%	100%
	174.0	187.0	361.0	165.0	195.0	360.0

(3) Hard Disk Drives *7 *8

	(The upper rows show comparisons to the previous year)
	Fiscal 2007				Fiscal 2008
Period recorded for consolidated accounting purposes	1st half		2nd half Jul. 2007 to Dec. 2007	Total Jan. 2007 to Dec. 2007	1st quarter Jan. 2008 to Mar. 2008
	1st quarter Jan. 2007 to Mar. 2007	Jan. 2007 to Jun. 2007
Shipment Period

Revenues

Yen (billions of yen)	116%	118%	112%	115%	97%
	151.0	298.7	354.4	653.1	146.9
U.S. dollar (millions of dollar)	113%	114%	114%	114%	112%
	1,264	2,479	3,084	5,563	1,415

Operating income (loss)

Yen (billions of yen)	—	—	—	—	—
	(18.0)	(38.9)	4.8	(34.1)	6.7
U.S. dollar (millions of dollar)	—	—	—	—	—
	(150)	(323)	42	(281)	65

Shipments (thousand units) *9	133%	134%	123%	128%	108%
	19,500	39,700	49,700	89,500	21,100
Consumer and Commercial

1.8/2.5inch *10	121%	126%	121%	123%	104%
	10,100	20,300	26,000	46,300	10,500
3.5inch *11	154%	153%	132%	141%	114%
	7,900	16,500	21,000	37,500	9,000
Servers *12	130%	119%	110%	114%	119%
	1,200	2,300	2,400	4,700	1,400
Emerging *13	92%	83%	41%	62%	56%
	330	670	330	1,000	180

Notes:	*7.	Figures include intra-segment transactions.
	*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation. Operating income of 2nd half FY2007 was revised based on closing account after audit.
	*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
	*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
	*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
	*12.	Disk array subsystems, servers (3.5inch), etc.
	*13.	Hand held devices (1inch), automotive (2.5inch), etc.

2. Displays

Revenues and Operating Income (Loss)

(The upper rows show comparisons to the previous year; billions of yen)
Fiscal 2007
	1st half	2nd half	Total
Revenues	94 94.6%	105 103.9%	99 198.5%
LCD	100 86.0%	110 100.0%	105 186.0%
Operating income (loss)	— (1.6)	40 1.9%	54 0.3%

3. Digital Media Shipments of Main Products *14
(The upper rows show comparisons to the previous year; thousand units)
	Fiscal 2007			Fiscal 2008 (Forecast)
	1st half	2nd half	Total	1st half	2nd half	Total
Optical Disk Drives *15	111 40,000%	120 49,000%	116 89,000%	108 43,000%	114 56,000%	111 99,000%
Plasma TVs *16	122 390%	102 460%	110 850%	103 400%	109 500%	106 900%
LCD TVs	155 310%	145 450%	149 760%	145 450%	167 750%	158 1,200%

Notes:	*14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded. The shipments of plasma TV and LCD TV of 1st half FY2007 was revised.
	*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2008 include the operating results of HLDS for the twelve months ended December 31, 2007.
	*16.	The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Policy on the Reduction of Number of Shares Constituting

Investment Unit on Japanese Stock Exchanges

Tokyo, May 13, 2008 – Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced its policy on the reduction of number of shares constituting investment unit on Japanese stock exchanges as follows.

Hitachi believes that the number of shares constituting investment unit in Japanese stock exchanges should be carefully examined from the perspectives of the liquidity of Hitachi stock, shareholder composition and other items. Because Hitachi believes that its shares currently have sufficient liquidity, the company believes that it would be difficult to obtain benefits that would justify the cost of a change in the number of shares constituting investment unit. Hitachi will continue to consider actions related to the establishment of a suitable number of shares constituting investment unit.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Corrections to Supplementary Information of Past Earnings Announcement

Tokyo, May 13, 2008 – Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that corrections were made to some items in supplementary information provided at its past three quarterly earnings announcements.

The corrections pertain to figures in supplementary information on Information & Telecommunication Systems, Displays and Digital Media and resulted in no changes to the Company’s financial results or financial position. Details of the corrections are as follows (corrections are underlined).

(1) Consolidated Financial Results For the First Quarter of Fiscal 2007

(Supplementary Information on Information & Telecommunication Systems, Displays and Digital Media)

<Before correction>

3. Digital Media

(1) Shipments of Main Products

	(Thousand units)
	Three months ended June 30
	2006		2007
	(A)	(A) / FY 2005	(B)	(B) / (A)
Optical Disk Drives	18,000	100%	20,500	114%
Plasma TVs	160	200%	180	111%
LCD TVs	100	250%	120	123%

<After correction>

3. Digital Media

(1) Shipments of Main Products

	(Thousand units)
	Three months ended June 30
	2006		2007
	(A)	(A) / FY 2005	(B)	(B) / (A)
Optical Disk Drives	18,000	100%	20,500	114%
Plasma TVs	160	200%	180	113%
LCD TVs	100	250%	130	130%

(2) Consolidated Financial Results for the First Half of Fiscal 2007

(Supplementary Information on Information & Telecommunication Systems, Displays and Digital Media)

<Before correction>

3. Digital Media

(1) Shipments of Main Products

	(Thousand units)
	Fiscal 2006			Fiscal 2007
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Optical Disk Drives	100%	106%	103%	111%	124%	118%
	36,000	41,000	77,000	40,000	51,000	91,000
Plasma TVs	178%	150%	160%	128%	176%	156%
	320	450	770	410	790	1,200
LCD TVs	222%	172%	189%	152%	161%	158%
	200	310	510	300	500	800

<After correction>

3. Digital Media

(1) Shipments of Main Products

	(Thousand units)
	Fiscal 2006			Fiscal 2007
	1st half	2nd half	Total	1st half	2nd half (Forecast)	Total (Forecast)
Optical Disk Drives	100%	106%	103%	111%	124%	118%
	36,000	41,000	77,000	40,000	51,000	91,000
Plasma TVs	178%	150%	160%	122%	176%	153%
	320	450	770	390	790	1,180
LCD TVs	222%	172%	189%	155%	161%	159%
	200	310	510	310	500	810

(3) Consolidated Financial Results For the Third Quarter ended December 31, 2007

(Supplementary Information on Information & Telecommunication Systems, Displays and Digital Media)

<Before correction>

1. Information & Telecommunication Systems

(3) Hard Disk Drives

	Three months ended March 31			Twelve months ended March 31
Period recorded for consolidated accounting purposes	2006 (A) (Jan. 2007 to Mar. 2007)	2007 (B) (Jan. 2008 to Mar. 2008)	(B) / (A) X100 (%)	2006 (C) (Apr. 2006 to Mar. 2007)	2007 (D) (Apr. 2007 to Mar. 2008)	(D) / (C) X100 (%)
	Oct. 2006 to Dec. 2006	Oct. 2007 to Dec. 2007		Jan. 2006 to Dec. 2006	Jan. 2007 to Dec. 2007
Shipment Period

Revenues

Yen (billions of yen)	160.8	185.0	115%	568.1	653.1	115%

U.S. dollar (millions of dollar)	1,365	1,634	120%	4,877	5,563	114%

Operating income (loss)

Yen (billions of yen)	(11.0)	11.1	—	(43.7)	(34.6)	—

U.S. dollar (millions of dollar)	(93)	95	—	(375)	(286)	—

3. Digital Media

(1) Shipments of Main Products

	(Thousand units)
	Three months ended December 31			Nine months ended December 31
	2006 (A)	2007 (B)	(B) / (A) X100 (%)	2006 (C)	2007 (D)	(D) / (C) X100 (%)
Optical Disk Drives	18,000	25,000	139%	54,000	65,000	120%
Plasma TVs	250	280	112%	570	690	121%
LCD TVs	180	270	150%	380	570	150%

<After correction>

1. Information & Telecommunication Systems

(3) Hard Disk Drives

	Three months ended March 31			Twelve months ended March 31
Period recorded for consolidated accounting purposes	2006 (A) (Jan. 2007 to Mar. 2007)	2007 (B) (Jan. 2008 to Mar. 2008)	(B) / (A) X100 (%)	2006 (C) (Apr. 2006 to Mar. 2007)	2007 (D) (Apr. 2007 to Mar. 2008)	(D) / (C) X100 (%)
	Oct. 2006 to Dec. 2006	Oct. 2007 to Dec. 2007		Jan. 2006 to Dec. 2006	Jan. 2007 to Dec. 2007
Shipment Period

Revenues

Yen (billions of yen)	160.8	185.0	115%	568.1	653.1	115%

U.S. dollar (millions of dollar)	1,365	1,634	120%	4,877	5,563	114%

Operating income (loss)

Yen (billions of yen)	(11.0)	11.5	—	(43.7)	(34.1)	—

U.S. dollar (millions of dollar)	(93)	100	—	(375)	(281)	—

<After correction>

3. Digital Media

(1) Shipments of Main Products
	(Thousand units)
	Three months ended December 31			Nine months ended December 31
	2006 (A)	2007 (B)	(B) / (A) X100 (%)	2006 (C)	2007 (D)	(D) / (C) X100 (%)
Optical Disk Drives	18,000	25,000	139%	54,000	65,000	120%
Plasma TVs	250	280	112%	570	670	118%
LCD TVs	180	290	161%	380	600	158%

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

# # #